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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 9)

7-ELEVEN, INC.
(Name of Subject Company)

IYG HOLDING COMPANY
SEVEN-ELEVEN JAPAN CO., LTD.
SEVEN & I HOLDINGS CO., LTD.†
(Names of Filing Persons)

COMMON STOCK, PAR VALUE $.0001 PER SHARE
(Title of Class of Securities)

817826209
(CUSIP Number of Class of Securities)

Youichi Tsuda
Manager, Legal Department
Seven-Eleven Japan Co., Ltd.
8-8 Nibancho, Chiyoda-ku
Tokyo 102-8455, Japan
(813) 6238-3711
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:
 Creighton O'M. Condon
Andrew B. Jánszky
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

†
Seven & I Holdings Co., Ltd. is a filing person solely with respect to the Rule 13e-3 Transaction Statement filed under cover of this Schedule TO.

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,283,654,100	$151,089

*
Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $.0001 per share (the "Shares"), of 7-Eleven, Inc., a Texas corporation (the "Company"), other than Shares owned by Seven-Eleven Japan Co., Ltd. ("Parent") and its subsidiaries, at a purchase price of $37.50 per Share, net to the seller in cash. According to the Company, as of September 15, 2005, there were 118,139,607 Shares outstanding (treating exercisable options as outstanding), of which 83,908,831 Shares are owned by Parent and its subsidiaries. As a result, this calculation assumes the purchase of 34,320,776 Shares.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2005 issued by the Securities and Exchange Commission on December 9, 2004. Such fee equals 0.011770% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid: Filing Party:	$120,600 Seven-Eleven Japan Co., Ltd. IYG Holding Company	Amount Previously Paid: Filing Party:	$30,489 Seven & I Holdings Co., Ltd. Seven-Eleven Japan Co., Ltd. IYG Holding Company
	Form or Registration No.: Date Filed:	Schedule TO-T September 6, 2005	Form or Registration No.: Date Filed:	Schedule TO-T/A October 21, 2005
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☒	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 9 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the Securities and Exchange Commission (the "SEC") on September 6, 2005 by Seven-Eleven Japan Co., Ltd., a Japanese corporation ("Parent"), and IYG Holding Company, a Delaware corporation and wholly owned subsidiary of Parent ("Purchaser"), relating to the Amended Offer (as defined below) by Purchaser to purchase all the outstanding shares of common stock, par value $.0001 per share (the "Shares"), of 7-Eleven, Inc., a Texas corporation (the "Company"), not owned by Parent and its subsidiaries, at an increased price of $37.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 6, 2005, as amended by amendments to the Schedule TO filed by Parent with the SEC (the "Offer to Purchase"), and the related original (blue) Letter of Transmittal, as amended and supplemented by the Supplement, dated October 24, 2005 (the "Supplement"), to the Offer to Purchase and the related revised (purple) Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Amended Offer").

Item 11. Additional Information.

        Section (b) of Item 11 is amended and supplemented as follows:

        On November 1, 2005, Parent entered into a Memorandum of Understanding, subject to court approval, to settle all pending shareholder derivative litigation relating to Parent's tender offer. Under the terms of the Memorandum of Understanding, no financial payment will be made directly to the plaintiffs in the derivative litigation and such plaintiffs will dismiss their claims and provide releases to Parent and Purchaser, and their respective officers, directors, employees or agents. The full text of the Memorandum of Understanding is attached as Exhibit (a)(5)(xiii) to this Amendment No. 9.

        Set forth below are certain events leading up to the parties' entry into the Memorandum of Understanding.

        On October 10, 2005, counsel for the derivative lawsuit plaintiffs had discussions by telephone with the special committee's counsel and advised the special committee's counsel of factors that should be considered in connection with the special committee's negotiations with Parent, including the need for Parent or one of its affiliates to continue to guarantee the Company's commercial paper facility for so long as the Company continues to have amounts outstanding under that facility. In addition, during that conference, counsel for the special committee indicated that Parent had not yet indicated that it was willing to consider increasing its offer price above $35.00 per Share and that Parent was unlikely to exceed the $38.00 per Share price level sought by the special committee.

        On October 14, 2005, the special committee's legal and financial advisors had additional telephone discussions with the legal and financial advisors for the derivative plaintiffs regarding the status of the negotiations and valuation issues in connection with the discounted cash flow analyses prepared by Greenhill & Co. LLC ("Greenhill"). The legal and financial advisors for the derivative plaintiffs also raised questions with respect to and discussed other financial analyses performed by Greenhill.

        On or about October 17, 2005, counsel for the derivative plaintiffs conferred with Parent's counsel and advised Parent's counsel that, among other things, the derivative plaintiffs believed that the fair value for the Company appeared to be in excess of $38.00 per Share.

        As part of the negotiation process with Parent in connection with the offer, the special committee's advisors conferred with and considered the analyses provided by the derivative plaintiffs and their financial advisor.

Item 12. Exhibits.

        (a)(5)(xiii)    Memorandum of Understanding, dated November 1, 2005.

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Item 13. Information Required by Schedule 13E-3

  Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        The last sentence of the fourth paragraph under the heading "Special Factors—Section 10. Related Party Transactions" on page 27 of the Offer to Purchase is amended and restated as follows:

        On October 30, 2005, Parent confirmed through its legal advisors that it or one of its affiliates will continue to guarantee the Company's commercial paper facility for so long as the Company continues to have amounts outstanding under that facility.

  Item 7. Purposes, Alternatives, Reasons and Effects.

        The following is inserted as the last paragraph under the heading "Special Factors—Section 4. Effects of the Amended Offer" on page 13 of the Supplement:

        There have been no material modifications to the employment agreements in place with the Company's executive officers, including with respect to the change of control provisions therein, since their respective dates of execution of January 28, 2005 and April 25, 2005.

  Item 8. Fairness of the Transaction.

        The following is inserted as the second paragraph under the heading "Special Factors—Section 2. Position of the Company Regarding Fairness of the Amended Offer" on page 10 of the Supplement:

        In connection with Greenhill's engagement as financial advisor to the special committee and the delivery of Greenhill's opinion (described in the Schedule 14D-9 Amendment) that the consideration to be received in the Amended Offer by the shareholders of the Company (other than Parent, its subsidiaries and any of their affiliates) was fair, from a financial point of view, to such shareholders, Greenhill will receive a $5 million fee from the Company and is being indemnified for certain liabilities arising out of its engagement.

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SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2005

IYG HOLDING COMPANY
By:	/s/ Nobutake Sato Name: Nobutake Sato Title: Vice President & Director
SEVEN-ELEVEN JAPAN CO., LTD.
By:	/s/ Toshiro Yamaguchi Name: Toshiro Yamaguchi Title: President & COO
SEVEN & I HOLDINGS CO., LTD.
By:	/s/ Noritoshi Murata Name: Noritoshi Murata Title: President & COO

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EXHIBIT INDEX

Exhibit No.	Description
(a)(5)(xiii)	Memorandum of Understanding, dated November 1, 2005.

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SIGNATURES
EXHIBIT INDEX